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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                (Amendment No. 4)
                                 (Rule 14d-100)

                             Tender Offer Statement
    under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               Motient Corporation
                       (Name of Subject Company (Issuer))

                               Motient Corporation
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                 Series A Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)

                                   619908 40 3
                      (CUSIP Number of Class of Securities)

                                Robert L. Macklin
                          General Counsel and Secretary
                            300 Knightsbridge Parkway
                             Lincolnshire, IL 60069
                                 (847) 478-4200
       (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)


                                    Copy to:
                                  W. Mark Young
                                Andrews Kurth LLP
                             600 Travis, Suite 4200
                              Houston, Texas 77002
                                 (713) 220-4200

                            CALCULATION OF FILING FEE

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           Transaction Valuation*                Amount of Filing Fee**
--------------------------------------------------------------------------------
               $408,500,000                            $48,081
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*    For purposes of calculating amount of filing fee only. The transaction valuation upon which the filing fee was estimated pursuant to Rule 457(f)(2) based on the book value of the Series A Cumulative Convertible Preferred Stock.

** The amount of the filing fee equals $117.70 per $1 million of the value of the transaction.



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[X]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with |X| which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
             Amount Previously Paid: $48,081
             Form or Registration No.: Schedule TO (File No. 005-42503)
             Filing Party: Motient Corporation
             Date Filed: September 27, 2005

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_]  third-party tender offer subject to Rule 14d-1.
          [X]  issuer tender offer subject to Rule 13e-4.
          [_]  going-private transaction subject to Rule 13e-3.
          [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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                             INTRODUCTORY STATEMENT

         This Amendment No.4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Motient Corporation, a Delaware corporation ("Motient") on September 27, 2005, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on October 4, 2005, Amendment No. 2 to the Schedule TO filed on October 11, 2005 and Amendment No. 3 to Schedule TO filed on October 20, 2005 (as amended, the "Schedule TO") and relates to Motient's offer to exchange (the "Exchange Offer") shares of Motient's Series B Cumulative Convertible Preferred Stock (the "Series B Preferred"), for any and all outstanding shares of Motient's Series A Cumulative Convertible Preferred Stock (the "Series A Preferred") upon the terms and subject to the conditions set forth in the Company Notice dated September 27, 2005, as amended October 11, 2005 (the "Company Notice"), and in the related amended letter of transmittal (the "Letter of Transmittal"), copies of which are incorporated by reference herein as Exhibits (a)(1)(A) and (a)(1)(B) (as amended or supplemented from time to time, collectively constitute the "Exchange Offer Documents").

         The information in the Exchange Offer Documents, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent provided herein.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On October 27, 2005, Motient issued a press release announcing the final results of the exchange offer, which expired at 5:00 p.m., New York City Time on Wednesday, October 26, 2005. A copy of the press release is filed as Exhibit
(a)(5) to this Schedule TO and is incorporated herein by reference.

Item 12. Materials to be Filed as Exhibits.

Item 12 is hereby amended and supplemented adding the following:

(a)(5) Press Release dated October 27, 2005 (disclosing final results of the Exchange Offer).




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

Dated:  October 27, 2005

                                        MOTIENT CORPORATION


                                        By:  /s/ Robert Macklin
                                             ----------------------------
                                             Robert Macklin
                                             Vice President,
                                             General Counsel and Secretary







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                                INDEX TO EXHIBITS


 Exhibit
  Number           Description
  ------           -----------------

(a)(1)(A) Company Notice to the Holders of Motient Corporation Series A Cumulative Convertible Preferred Stock dated September 27, 2005, as amended October 11, 2005.**

(a)(1)(B)          Form of Amended Letter of Transmittal.**


(a)(1)(C) Form of Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.**

(a)(1)(D)          Form of Amended Letter to Clients.**

(a)(1)(E)          Letter to Series A Preferred Stockholders dated
                   October 11, 2005.*

(a)(1)(F)          Letter to Series A Preferred Stockholders dated
                   October 19, 2005.***

(a)(5) Press Release dated October 27, 2005 (disclosing final results of Exchange Offer).

* Previously filed as an exhibit to the Schedule TO/A filed with the Securities and Exchange Commission on October 4, 2005.
** Previously filed as an exhibit to the Schedule TO/A filed with the Securities and Exchange Commission on October 11, 2005.
*** Previously filed as an exhibit to the Schedule TO/A filed with the Securities and Exchange Commission on October 20, 2005.